# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mural Oncology plc, CIK 0001971543
CUSIP: G63365103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001766853

## Reporting persons
- ACORN BIOVENTURES, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 540,153; sole dispositive power 0; shared dispositive power 540,153; aggregate amount beneficially owned 540,153 (3.2% of the class)
- ACORN BIOVENTURES 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 745,926; sole dispositive power 0; shared dispositive power 745,926; aggregate amount beneficially owned 745,926 (4.4% of the class)
- ACORN CAPITAL ADVISORS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 540,153; sole dispositive power 0; shared dispositive power 540,153; aggregate amount beneficially owned 540,153 (3.2% of the class)
- Acorn Capital Advisors GP 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 745,926; sole dispositive power 0; shared dispositive power 745,926; aggregate amount beneficially owned 745,926 (4.4% of the class)
- Anders Hove: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,286,079; sole dispositive power 0; shared dispositive power 1,286,079; aggregate amount beneficially owned 1,286,079 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Mural Oncology plc
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, IRELAND, D02 T380.

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i)Acorn Bioventures, L.P. ("Acorn"); (ii)Acorn Capital Advisors GP, LLC ("Acorn GP"), which is the sole general partner of Acorn; (iii)Acorn Bioventures 2, L.P. ("Acorn 2"); (iv)Acorn Capital Advisors GP 2, LLC ("Acorn GP 2"), which is the sole general partner of Acorn 2; and (v)Anders Hove ("Hove or "Manager").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 420 Lexington Avenue, Suite 2626, New York, New York 10170.
Citizenship: Acorn is a Delaware limited partnership. Acorn GP is a Delaware limited liability company. Acorn 2 is a Delaware limited partnership. Acorn GP 2 is a Delaware limited liability company. Anders Hove is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: The percentages set forth herein are calculated based upon 17,080,352 Common Stock, nominal value $0.01 per share, outstanding on December 31, 2024 as reported by Bloomberg.
Percent of class: 7.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Acorn GP is the general partner of Acorn and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn. Acorn GP 2 is the general partner of Acorn 2 and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn 2.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: The Manager, in his capacity as manager of each of Acorn GP and Acorn GP 2, may be deemed to beneficially own the shares beneficially owned by each of Acorn and Acorn.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACORN BIOVENTURES, L.P.: Anders Hove, Manager (02/14/2025)
- ACORN BIOVENTURES 2, L.P.: Anders Hove, Manager (02/14/2025)
- ACORN CAPITAL ADVISORS GP, LLC: Anders Hove, Manager (02/14/2025)
- Acorn Capital Advisors GP 2, LLC: Anders Hove, Manager (02/14/2025)
- Anders Hove: Anders Hove, Manager (02/14/2025)